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                              March 2, 2021

       Brandon Dutch Mendenhall
       President and Chief Executive Officer
       RAD Diversified REIT, Inc.
       211 N. Lois Avenue
       Tampa, FL 33609

                                                        Re: RAD Diversified
REIT, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed February 3,
2021
                                                            File No. 024-11439

       Dear Mr. Mendenhall:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed February 3, 2021

       General

   1. Please revise your disclosure so that it is consistent with the changes included in your 1-A
                                                        Post-Qualification
Amendment (File No. 024-11020) in response to staff comments.
   2. We note that you would be required to make an aggregate payment of approximately
                                                        $5,414,736 in order to
fund the rescission offer in full. As of your last NAV calculation you had $298,018 in
cash. It appears you seek to rely on your relationships with mortgage lenders and may seek to
use your properties as collateral for any financing to fund the rescission offer.
However, in order to offer rescission, you must have funds necessary to pay all investors,
including affiliates and unrelated investors. Please provide us with an analysis as to why you
think you have the funds necessary to fully fund a rescission offer.
 Brandon Dutch Mendenhall
FirstName  LastNameBrandon
RAD Diversified  REIT, Inc. Dutch Mendenhall
Comapany
March      NameRAD Diversified REIT, Inc.
       2, 2021
March2 2, 2021 Page 2
Page
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact William Demarest at 202-551-3432 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jonathan Burr at 202-551-
5833 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:      Fanni Koszeg